# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### March 28, 2014

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES ACT OF 1933

**Applied Genetic Technologies Corporation**

**File No. 333-193309 - CF#30330**

_____

Applied Genetic Technologies Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on January 10, 2014.

Based on representations by Applied Genetic Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.2 | through January 10, 2017 |
| Exhibit 10.3 | through January 10, 2017 |
| Exhibit 10.4 | through January 10, 2017 |
| Exhibit 10.5 | through January 10, 2017 |
| Exhibit 10.6 | through January 10, 2017 |
| Exhibit 10.7 | through January 10, 2017 |
| Exhibit 10.8 | through January 10, 2017 |
| Exhibit 10.9 | through January 10, 2017 |
| Exhibit 10.10 | through January 10, 2017 |
| Exhibit 10.11 | through January 10, 2017 |
| Exhibit 10.25 | through January 10, 2017 |
| Exhibit 10.26 | through January 10, 2017 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary